  MASCOT PROPERTIES, INC.
7985 113TH STREET SUITE 220
SEMINOLE, FL, 33772

September 8, 2011

Tom Kluck
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mascot Properties, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed August 24, 2011 File No. 333-174445

Dear Mr. Kluck

By letter dated September 6, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission provided Mascot Properties, Inc. (the “Company,” “we,” “us” or “our”) with its comments on the Amendment No. 3 to Registration Statement on Form S-1, originally filed on August 24, 2011 (the “Registration Statement”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s response.

General

1.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

RESPONSE:  We have updated our financial statements in accordance with Rule 8-08 of Regulation S-X.

Further, the Company acknowledges that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ David Dreslin
David Dreslin
Chief Executive Officer